UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at July 28, 2005

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 28, 2005

* Print the name and title of the signing officer under his signature
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Anooraq Resources Corporation
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

  ADDITIONAL INDEPENDENT DIRECTOR JOINS ANOORAQ'S BOARD

July 28, 2005, Vancouver, BC - Anooraq Resources Corporation (AMEX - ANO; TSX Venture - ARQ) announces the appointment of Wayne Kirk, LLB, to the Company's Board of Directors. Mr. Kirk is an independent director who has also joined the Board's audit committee.

Wayne Kirk is an attorney and consultant.  He holds an undergraduate degree in economics from the University of California, Berkeley, and a law degree from Harvard University.  He was called to the bar in California in 1969.  Mr. Kirk was an associate and partner in the San Francisco law firm of Thelen, Marrin, Johnson & Bridges from 1969 until 1992, specializing in corporate and mining law.  He was Vice President, General Counsel and Corporate Secretary of Homestake Mining Company from 1992 until Barrick Gold Corporation's acquisition of Homestake in December 2001.  Mr. Kirk was a director of Prime Resources Group Inc. (gold mining) (TSX; AMEX) from February 1996 until January 1999.  From March 2002 until his retirement in July 2004, he was special counsel to the New York/San Francisco law firm of Thelen Reid & Priest LLP.   He is currently also a director of Great Basin Gold Ltd., Northern Dynasty Minerals Ltd. and Taseko Mines Limited. Mr. Kirk's background in law and mining will be a significant asset to the Company.

Anooraq is actively engaged in the advancement of major platinum group metals projects on the northern and eastern limbs of the Bushveld Complex, the world's premier PGM environment. Anooraq is the only South African Black Economic Empowerment ("BEE") company with a primary listing on a North American stock exchange. The combination of significant PGM assets, status as a BEE entity and direct access to financing opportunities in North American and European markets, positions Anooraq to become a leading PGM company.

For further details on Anooraq and its South African properties please visit the Company's website www.anooraqresources.com or contact:

Ronald W. Thiessen President and CEO Melanee Henderson Investor Relations Vancouver, Canada Phone (604) 684-6365 Toll Free (North America) 1-800-667-2114	Phumzile Langeni Executive Director, Investor Relations Johannesburg, South Africa Phone: +27 (11) 883-0831

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings at www.sedar.com.